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                                EXHIBIT 11
                    COMPUTATIONS OF EARNINGS PER SHARE

                              (in thousands
                        except earnings per share)
                               (unaudited)

                                                For the three months
                                                   ended March 31,
                                                1996           1995
                                                ----           ----
Shares used in the computation
of earnings per share(1):

Weighted daily average
  of shares outstanding                       4,465,927      4,393,750

  Shares used in the computation of
    primary earnings per shares               4,646,490      4,598,305
                                             ==========     ==========
  Shares used in the computation of
   fully diluted earnings per share           4,668,500      4,611,876
                                             ==========     ==========

Net income used in the computation
 of earnings per common share:

  Net income, as reported                    $    1,744     $    1,626
  Adjustment for preferred
   stock dividend                                     -           (105)
                                             ----------     ----------

  Net income, as adjusted                    $    1,744     $    1,521
                                             ==========     ==========

  Primary earnings per common share          $     0.38     $     0.33
                                             ==========     ==========

  Fully diluted earnings per common share    $     0.37     $     0.33
                                             ==========     ==========


(1)Retroactively adjusted for stock dividends and splits.

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